<PLAINTEXT>
                                                                 Morgan Stanley
                                                                 Charter Series
     June 2007
     Monthly Report
This Monthly Report supplements the Charter Funds' Prospectus dated April 2,
2007.
                                                          Issued: July 31, 2007
[LOGO] Morgan Stanley
MORGAN STANLEY CHARTER SERIES
HISTORICAL FUND PERFORMANCE
Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the compound annualized return since inception for each Fund. Past performance is no guarantee of future results.

                                                                                                             INCEPTION-
                                                                                                              TO-DATE
                1994    1995 1996 1997 1998   1999    2000  2001    2002   2003  2004   2005  2006    2007     RETURN
FUND             %       %    %    %    %      %       %     %       %      %     %      %     %       %         %
------------------------------------------------------------------------------------------------------------------------
Charter
 Campbell....    --      --  --    --  --      --      --    --    (4.2)   16.3   3.9   9.7    3.1    4.5      36.8
                                                                  (3 mos.)                          (6 mos.)
------------------------------------------------------------------------------------------------------------------------
Charter
 Aspect......   (7.3)   21.9 4.0  26.2 5.1    (9.2)   23.8 (3.3)    29.1   (5.1) (5.6) (19.6) 10.5    7.2      86.3
              (10 mos.)                                                                             (6 mos.)
------------------------------------------------------------------------------------------------------------------------
Charter
 Graham......    --      --  --    --  --      2.9    22.0  9.7     36.8   16.1   1.3  (16.1)  4.6    14.1     122.0
                                            (10 mos.)                                               (6 mos.)
------------------------------------------------------------------------------------------------------------------------
Charter WCM..    --      --  --    --  --     (7.2)   12.1 (11.3)   21.1   (0.6) (5.3) (0.6)  (2.4)   3.0       5.2
                                            (10 mos.)                                               (6 mos.)
------------------------------------------------------------------------------------------------------------------------

               COMPOUND
              ANNUALIZED
                RETURN
FUND              %
------------------------
Charter
 Campbell....    6.8
------------------------
Charter
 Aspect......    4.8
------------------------
Charter
 Graham......    10.0
------------------------
Charter WCM..    0.6
------------------------

DEMETER MANAGEMENT CORPORATION
522 Fifth Avenue, 13th Floor
New York, NY 10036
Telephone (212) 296-1999
Morgan Stanley Charter Series
Monthly Report
June 2007
Dear Limited Partner:
  The Net Asset Value per Unit for each of the four Morgan Stanley Charter Funds as of June 30, 2007 was as follows:

                                               % CHANGE
                       FUND             N.A.V. FOR MONTH
                       ---------------------------------
                       Charter Campbell $13.68   4.34%
                       ---------------------------------
                       Charter Aspect   $18.63   3.32%
                       ---------------------------------
                       Charter Graham   $22.20   6.20%
                       ---------------------------------
                       Charter WCM      $10.52   1.76%
                       ---------------------------------

  Detailed performance information for each Fund is located in the body of the financial report. (Note: all returns are net of all fees). For each Fund, we provide a trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates.
  The trading results by sector chart indicates the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which the Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by the Fund to each sector will vary over time within a predetermined range. Below the chart is a description of the factors that influenced trading gains and trading losses within the Fund during the previous month.
  Effective June 25, 2007, Demeter Management Corporation and the Funds changed their address to 522 Fifth Avenue, 13/th/ Floor, New York, NY 10036, and the new phone number is (212) 296-1999.
  Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 522 Fifth Avenue, 13/th/ Floor, New York, NY 10036, or your Morgan Stanley Financial Advisor.
  I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is no guarantee of future results.
Sincerely,
/s/ Walter J. Davis
Walter J. Davis
Chairman of the Board of Directors and President
Demeter Management Corporation,
General Partner of
Morgan Stanley Charter Campbell L.P.
Morgan Stanley Charter Aspect L.P.
Morgan Stanley Charter Graham L.P.
Morgan Stanley Charter WCM L.P.
                      This page intentionally left blank.
MORGAN STANLEY CHARTER CAMPBELL L.P.
                                    [CHART]
                   Month ended June 30, 2007       YTD ended June 30, 2007
                   --------------------------      -----------------------
Currencies                  2.94%                         -1.31%
Interest Rates              2.02%                          5.11%
Stock Indices              -0.05%                          4.20%
Energies                   -0.22%                         -1.17%
Metals                     -0.04%                         -0.51%
Note: Reflects trading results only and does not include fees or interest income.
During the month, the Fund experienced gains across the currency and global interest rate sectors. These gains were partially offset by losses in the energy markets. Trading results in the global stock index and metals sectors were essentially flat and had no material effect on overall Fund performance. Within the currency sector, gains were experienced from short positions in the Japanese yen versus the U.S. dollar as the value of the Japanese yen weakened relative to the U.S. dollar in a continuation of the carry-trade after a decline in Japanese industrial production and consumer prices increased speculation that Japanese economic growth was not sufficient enough to warrant an increase in interest rates by the Bank of Japan. Elsewhere in the currency markets, short U.S. dollar positions versus the New Zealand dollar, British pound, Swiss franc, and Australian dollar recorded gains as the value of the U.S. dollar declined against these currencies after the U.S. Federal Reserve's decision to leave interest rates steady at 5.25%. Additionally, the New Zealand dollar and Australian dollar moved higher leading up to the release of solid Gross Domestic Product from New Zealand and stronger than expected Australian consumer sentiment, while the value of the British pound strengthened on news that housing prices in the United Kingdom showed their biggest jump this year. MORGAN STANLEY CHARTER CAMPBELL L.P.
(continued)
Within the global interest rate sector, short positions in European, U.S., and Australian fixed-income futures experienced gains as prices continued to trend lower after the release of strong economic data throughout the month bolstered investor sentiment that these respective Central Banks will need to raise interest rates in order to combat rising inflation. Additionally, European interest rate futures prices were pressured lower after news that Germany's seasonally adjusted unemployment rate reached its lowest level since 1995. Furthermore, prices were pressured lower on news that housing prices in the United Kingdom showed their biggest jump this year. Meanwhile, U.S. fixed-income futures prices declined after the Conference Board's index of leading economic indicators showed that five of the ten categories for the U.S. economy showed improvement. Lastly, Australian fixed-income futures prices moved lower after news of stronger than expected retail sales.
Within the energy markets, short positions in crude oil and heating oil futures recorded losses as prices moved higher amid concerns regarding future production in Venezuela and Iran.
MORGAN STANLEY CHARTER ASPECT L.P.
                                    [CHART]
                   Month ended June 30, 2007      YTD ended June 30, 2007
                  --------------------------      -------------------------
Currencies                1.65%                             3.55%
Interest Rates            3.14%                             7.45%
Stock Indices            -0.58%                             1.64%
Energies                  0.30%                            -1.69%
Metals                   -0.50%                            -0.67%
Agriculturals             0.25%                            -0.27%
Note: Reflects trading results only and does not include fees or interest income.
During the month, the Fund experienced gains across the global interest rate, currency, energy, and agricultural sectors. These gains were partially offset by losses in the global stock index and metals sectors.
Within the global interest rate sector, short positions in European, Australian, U.S., and Japanese fixed-income futures experienced gains as prices continued to trend lower after the release of strong economic data throughout the month bolstered investor sentiment that these respective Central Banks will need to raise interest rates in order to combat rising inflation. Additionally, European interest rate futures prices were pressured lower after news that Germany's seasonally adjusted unemployment rate reached its lowest level since 1995. Furthermore, prices were pressured lower on news that housing prices in the United Kingdom showed their biggest jump this year. Elsewhere in the interest rate futures markets, Australian fixed-income futures prices moved lower after news of stronger than expected retail sales. Meanwhile, U.S. fixed-income futures prices declined after the Conference Board's index of leading economic indicators showed that five of the ten categories for the U.S. economy showed improvement. Lastly, Japanese government bond prices moved lower on weaker demand for Japanese yen-denominated assets.
MORGAN STANLEY CHARTER ASPECT L.P.
(continued)
Within the currency sector, short U.S. dollar positions versus the New Zealand dollar, Australian dollar, and British pound recorded gains as the value of the U.S. dollar declined against these currencies after the U.S. Federal Reserve's decision to leave interest rates steady at 5.25%. Additionally, the New Zealand dollar, Australian dollar, and British pound moved higher leading up to the release of solid Gross Domestic Product from New Zealand, stronger than expected Australian consumer sentiment, and news that housing prices in the United Kingdom showed their biggest jump this year. Elsewhere in the currency markets, gains were experienced from short positions in the Japanese yen versus the U.S. dollar as the value of the Japanese yen weakened relative to the U.S. dollar in a continuation of the carry-trade after a decline in Japanese industrial production and consumer prices increased speculation that Japanese economic growth was not sufficient enough to warrant an increase in interest rates by the Bank of Japan.
Within the energy markets, short positions in natural gas futures experienced gains as prices fell to a three-month low amid eased concerns over potential supply shortfalls later this year. Meanwhile, long positions in gasoline futures resulted in gains as prices moved higher on concerns regarding future production in Venezuela and Iran.
Within the agricultural markets, gains were experienced from long futures positions in soybeans as prices moved higher after government reports showed that soybean acreage was down from a year ago. Meanwhile, long positions in cocoa futures recorded gains as prices increased on expectations that there may be a world production deficit this season due to dry weather in Western Africa. Within the global stock index sector, long positions in European and U.S. equity index futures resulted in losses as prices moved lower. European equity index futures fell amid speculation that there may be a correction in real estate prices in Spain and the United Kingdom. Lastly, U.S. stock index futures weakened after a report by the U.S. Commerce Department showed that consumer confidence dropped more than expected and two industry reports signaled that U.S. housing demand is still falling.
Within the metals markets, long positions in nickel futures resulted in losses as prices reversed sharply lower on news that China may cut stainless steel output. Similarly, losses were incurred from long positions in aluminum and zinc futures as prices weakened on worries regarding future Chinese demand. Elsewhere in the metals complex, long positions in gold and silver futures resulted in smaller losses as prices fell amid speculative selling.
MORGAN STANLEY CHARTER GRAHAM L.P.
                                    [CHART]
                   Month ended June 30, 2007    YTD ended June 30, 2007
                   --------------------------   -------------------------
Currencies                   2.04%                        5.30%
Interest Rates               5.22%                       11.33%
Stock Indices               -0.93%                        1.95%
Energies                     0.33%                       -1.52%
Metals                      -0.03%                       -1.13%
Agriculturals               -0.05%                       -0.32%
Note: Reflects trading results only and does not include fees or interest income.
During the month, the Fund experienced gains across the global interest rate, currency, and energy sectors. These gains were partially offset by losses in the global stock index sector. Trading results in the agricultural and metals sectors were essentially flat and had no material effect on overall Fund performance.
Within the global interest rate sector, short positions in European and U.S. fixed-income futures experienced gains as prices continued to trend lower after the release of strong economic data throughout the month bolstered investor sentiment that these respective Central Banks will need to raise interest rates in order to combat rising inflation. Additionally, European interest rate futures prices were pressured lower after news that Germany's seasonally adjusted unemployment rate reached its lowest level since 1995. Furthermore, prices were pressured lower on news that housing prices in the United Kingdom showed their biggest jump this year. Meanwhile, U.S. fixed-income futures prices declined after the Conference Board's index of leading economic indicators showed that five of the ten categories for the U.S. economy showed improvement.
MORGAN STANLEY CHARTER GRAHAM L.P.
(continued)
Within the currency sector, gains were experienced from short positions in the Japanese yen versus the U.S. dollar, Australian dollar, and euro as the value of the Japanese yen weakened against its major rivals in a continuation of the carry-trade after a decline in Japanese industrial production and consumer prices increased speculation that Japanese economic growth was not sufficient enough to warrant an increase in interest rates by the Bank of Japan. Elsewhere in the currency markets, short U.S. dollar positions versus the New Zealand dollar, Australian dollar, and British pound recorded gains as the value of the U.S. dollar declined against these currencies after the U.S. Federal Reserve's decision to leave interest rates steady at 5.25%. Additionally, the New Zealand dollar, Australian dollar, and British pound moved higher leading up to the release of solid Gross Domestic Product from New Zealand, stronger than expected Australian consumer sentiment, and news that housing prices in the United Kingdom showed their biggest jump this year.
Within the energy markets, short positions in natural gas futures resulted in gains as prices fell to a three-month low amid eased concerns over potential supply shortfalls later this year.
Within the global stock index sector, long positions in European and U.S. equity index futures resulted in losses as prices moved lower. European equity index futures fell amid speculation that there may be a correction in real estate prices in Spain and the United Kingdom. Meanwhile, U.S. stock index futures weakened after a report by the U.S. Commerce Department showed that consumer confidence dropped more than expected and two industry reports signaled that U.S. housing demand is still falling.
MORGAN STANLEY CHARTER WCM L.P.
                                    [CHART]
                   Month ended June 30, 2007    YTD ended June 30, 2007
                   --------------------------   -------------------------
Currencies                  1.48%                        3.49%
Interest Rates              1.09%                       -0.36%
Stock Indices              -0.12%                        3.08%
Energies                   -0.13%                        0.12%
Metals                     -0.56%                       -0.41%
Agriculturals               0.23%                       -0.15%
Note: Reflects trading results only and does not include fees or interest income.
During the month, the Fund experienced gains across the currency, global interest rate, and agricultural sectors. These gains were partially offset by losses in the metals, energy, and global stock index sectors.
Within the currency sector, gains were experienced from short positions in the Japanese yen versus the U.S. dollar, euro, and British pound as the value of the Japanese yen weakened against its major rivals in a continuation of the carry-trade after a decline in Japanese industrial production and consumer prices increased speculation that Japanese economic growth was not sufficient enough to warrant an increase in interest rates by the Bank of Japan. Elsewhere in the currency markets, short U.S. dollar positions versus the British pound, Australian dollar, and New Zealand dollar recorded gains as the value of the U.S. dollar declined against these currencies after the U.S. Federal Reserve's decision to leave interest rates steady at 5.25%. Additionally, the British pound moved higher on news that housing prices in the United Kingdom showed their biggest jump this year, while the Australian dollar and New Zealand dollar moved higher amid stronger than expected Australian consumer sentiment and expectations that New Zealand's Gross Domestic Product would be solid. MORGAN STANLEY CHARTER WCM L.P.
(continued)
Within the global interest rate sector, short positions in European and U.S. fixed-income futures experienced gains as prices continued to trend lower after the release of strong economic data throughout the month bolstered investor sentiment that these respective Central Banks will need to raise interest rates in order to combat rising inflation. Additionally, European interest rate futures prices were pressured lower after news that Germany's seasonally adjusted unemployment rate reached its lowest level since 1995. Furthermore, prices were pressured lower on news that housing prices in the United Kingdom showed their biggest jump this year. Meanwhile, U.S. fixed-income futures prices declined after the Conference Board's index of leading economic indicators showed that five of the ten categories for the U.S. economy showed improvement.
Within the agricultural markets, gains were experienced from long positions in wheat futures as prices moved higher amid news of increased global demand. Elsewhere in the agricultural complex, long futures positions in soybeans and soybean meal resulted in gains as prices rose after government reports showed that soybean acreage was down from a year ago. Lastly, smaller gains were experienced from long positions in cocoa futures as prices increased on expectations that there may be a world production deficit this season due to dry weather in Western Africa.
In the metals markets, long positions in nickel futures incurred losses as prices reversed lower on news that China may cut stainless steel output. Elsewhere in the metals complex, long positions in silver and gold futures resulted in smaller losses as prices fell amid speculative selling.
Within the energy markets, short positions in crude oil futures recorded losses as prices moved higher amid concerns regarding future production in Venezuela and Iran.
Within the global stock index sector, long positions in U.S. equity index futures resulted in losses as prices weakened after a report by the U.S. Commerce Department showed that consumer confidence dropped more than expected and two industry reports signaled that U.S. housing demand is still falling. MORGAN STANLEY CHARTER SERIES
STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED JUNE 30, 2007 (UNAUDITED)

                                    MORGAN STANLEY              MORGAN STANLEY               MORGAN STANLEY
                                 CHARTER CAMPBELL L.P.        CHARTER ASPECT L.P.         CHARTER GRAHAM L.P.
                              --------------------------  --------------------------  ---------------------------
                                           PERCENTAGE OF               PERCENTAGE OF                PERCENTAGE OF
                                           JUNE 1, 2007                JUNE 1, 2007                 JUNE 1, 2007
                                             BEGINNING                   BEGINNING                    BEGINNING
                                AMOUNT    NET ASSET VALUE   AMOUNT    NET ASSET VALUE    AMOUNT    NET ASSET VALUE
                              ----------  --------------- ----------  --------------- -----------  ---------------
                                  $              %            $              %             $              %
INVESTMENT INCOME
  Interest income (Note 2)     1,442,643        .38          509,656         .38        1,619,485         .38
                              ----------       ----       ----------       -----      -----------       -----
EXPENSES
  Brokerage fees (Note 2)      1,873,155        .50          665,297         .50        2,122,851         .50
  Management fees (Note 2&3)     827,310        .22          221,767         .16          707,617         .17
  Incentive fees (Note 2&3)       --             --          915,412         .69           --              --
                              ----------       ----       ----------       -----      -----------       -----
   Total Expenses              2,700,465        .72        1,802,476        1.35        2,830,468         .67
                              ----------       ----       ----------       -----      -----------       -----
NET INVESTMENT LOSS           (1,257,822)      (.34)      (1,292,820)       (.97)      (1,210,983)       (.29)
                              ----------       ----       ----------       -----      -----------       -----
TRADING RESULTS
Trading profit (loss):
  Realized                    20,849,944       5.57        9,156,889        6.88       69,820,251       16.45
  Net change in unrealized    (3,324,678)      (.89)      (3,447,702)      (2.59)     (42,286,857)      (9.96)
                              ----------       ----       ----------       -----      -----------       -----
   Total Trading Results      17,525,266       4.68        5,709,187        4.29       27,533,394        6.49
                              ----------       ----       ----------       -----      -----------       -----
NET INCOME                    16,267,444       4.34        4,416,367        3.32       26,322,411        6.20
                              ==========       ====       ==========       =====      ===========       =====

                                    MORGAN STANLEY
                                   CHARTER WCM L.P.
                              --------------------------
                                           PERCENTAGE OF
                                           JUNE 1, 2007
                                             BEGINNING
                                AMOUNT    NET ASSET VALUE
                              ----------  ---------------
                                  $              %
INVESTMENT INCOME
  Interest income (Note 2)       240,690         .37
                              ----------       -----
EXPENSES
  Brokerage fees (Note 2)        329,674         .50
  Management fees (Note 2&3)     109,891         .17
  Incentive fees (Note 2&3)       --              --
                              ----------       -----
   Total Expenses                439,565         .67
                              ----------       -----
NET INVESTMENT LOSS             (198,875)       (.30)
                              ----------       -----
TRADING RESULTS
Trading profit (loss):
  Realized                     4,955,174        7.52
  Net change in unrealized    (3,598,104)      (5.46)
                              ----------       -----
   Total Trading Results       1,357,070        2.06
                              ----------       -----
NET INCOME                     1,158,195        1.76
                              ==========       =====

MORGAN STANLEY CHARTER SERIES
STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED JUNE 30, 2007 (UNAUDITED)

                            MORGAN STANLEY                        MORGAN STANLEY                       MORGAN STANLEY
                         CHARTER CAMPBELL L.P.                 CHARTER ASPECT L.P.                   CHARTER GRAHAM L.P.
                 ------------------------------------- ------------------------------------ -------------------------------------
                      UNITS         AMOUNT    PER UNIT     UNITS         AMOUNT    PER UNIT      UNITS         AMOUNT    PER UNIT
                 --------------  -----------  -------- -------------  -----------  -------- --------------  -----------  --------
                                      $          $                         $          $                          $          $
Net Asset Value,
 June 1, 2007    28,564,862.515  374,630,939   13.12   7,377,313.336  133,059,406   18.04   20,312,440.780  424,570,214   20.90
Net Income             --         16,267,444     .56         --         4,416,367     .59         --         26,322,411    1.30
Redemptions        (290,615.375)  (3,975,618)  13.68    (100,254.707)  (1,867,745)  18.63     (286,387.649)  (6,357,806)  22.20
Subscriptions          --             --       13.68     123,720.979    2,304,922   18.63      188,491.424    4,184,510   22.20
                 --------------  -----------           -------------  -----------           --------------  -----------
Net Asset Value,
 June 30, 2007   28,274,247.140  386,922,765   13.68   7,400,779.608  137,912,950   18.63   20,214,544.555  448,719,329   22.20
                 ==============  ===========           =============  ===========           ==============  ===========

                           MORGAN STANLEY
                          CHARTER WCM L.P.
                 -----------------------------------
                     UNITS        AMOUNT    PER UNIT
                 -------------  ----------  --------
                                    $          $
Net Asset Value,
 June 1, 2007    6,378,792.259  65,934,816   10.34
Net Income             --        1,158,195     .18
Redemptions       (151,811.335) (1,597,055)  10.52
Subscriptions      284,115.524   2,988,895   10.52
                 -------------  ----------
Net Asset Value,
 June 30, 2007   6,511,096.448  68,484,851   10.52
                 =============  ==========

  The accompanying notes are an integral part of these financial statements. MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(Unaudited)
--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION.  Morgan Stanley Charter Campbell L.P. ("Charter Campbell"),
Morgan Stanley Charter Aspect L.P. ("Charter Aspect"), Morgan Stanley Charter Graham L.P. ("Charter Graham"), and Morgan Stanley Charter WCM L.P. ("Charter WCM") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures and forward contracts, and forward contracts on physical commodities and other commodity interests, including, but not limited to, foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "Futures Interests").
  The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The commodity brokers are Morgan Stanley & Co. Incorporated ("MS&Co.") and Morgan Stanley & Co. International plc ("MSIL"). MS&Co. acts as the counterparty on all trading of foreign currency forward contracts. For Charter Campbell, Morgan Stanley Capital Group Inc. ("MSCG") acts as the counterparty on all trading of options on foreign currency forward contracts. Demeter, MS&Co., MSIL, and MSCG are wholly-owned subsidiaries of Morgan Stanley.
  Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the limited partners based on their proportional ownership interests.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.
REVENUE RECOGNITION. Futures Interests are open commitments until settlement date, at which time they are realized. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized trading profit (loss) on open contracts from one period to the next on the Statements of Operations. Monthly, MS&Co. credits each Partnership with interest income on 100% of its average daily funds held at MS&Co. and MSIL to meet margin requirements at a rate approximately equivalent to what the commodity brokers pay other similar customers on margin deposits. In addition, MS&Co. credits monthly each Partnership with interest income on 100% of such Partnership's assets not deposited as margin at a rate equal to the monthly average of the 4-week U.S. Treasury bill discount rate during the month. For purposes of such interest payments, Net Assets do not include monies owed to the Partnerships on forward contracts and other Futures Interests.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
  The Partnerships' functional currency is the U.S. dollar; however, they transact business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the Statements of Changes in Net Asset Value. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reported in income currently.
NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.
BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 6% of the Partnership's Net Assets as of the first day of each month (a 6% annual rate). Such fees currently cover all brokerage fees, transaction fees and costs, and ordinary administrative and offering expenses.
OPERATING EXPENSES. The Partnerships incur monthly management fees and may incur an incentive fee. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees, and other related expenses are borne by MS&Co. through the brokerage fees paid by the Partnerships.
CONTINUING OFFERING. Units of each Partnership except Charter Campbell are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month. No selling commissions or charges related to the continuing offering of Units are paid by the limited partners or the Partnerships. MS&Co. pays all such costs.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
REDEMPTIONS. Limited partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit as of the end of the last day of any month that is at least six month after the closing at which a person first becomes a limited partner. The Request for Redemption must be delivered to a limited partner's local Morgan Stanley Branch Office in time for it to be forwarded and received by Demeter no later than 3:00 p.m., New York City time, on the last day of the month in which the redemption is to be effective. Redemptions must be made in whole Units, with a minimum of 100 Units required for each redemption, unless a limited partner is redeeming his entire interest in a particular Partnership.
  Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to MS&Co.
EXCHANGES.  On the last day of the first month which occurs more than six months after a person first becomes a limited partner in each Partnership except Charter Campbell, and at the end of each month thereafter, limited partners may exchange their Units among Charter Aspect, Charter
Graham, and Charter WCM (subject to certain restrictions outlined in the
Limited Partnership Agreements) without paying additional charges.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date. Demeter does not intend to make any distributions of the Partnerships' profits.
INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.
DISSOLUTION OF THE PARTNERSHIPS. Charter Aspect will terminate on December 31, 2025 and Charter Campbell, Charter Graham, and Charter WCM will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.
--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
Each Partnership pays brokerage fees to MS&Co. as described in Note 1. Each Partnership's cash is on deposit with MS&Co. and MSIL in futures interests trading accounts to meet margin requirements as needed. MS&Co. pays interest on these funds as described in Note 1.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
--------------------------------------------------------------------------------
3. TRADING ADVISORS
Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:
Morgan Stanley Charter Campbell L.P.
  Campbell & Company, Inc.
Morgan Stanley Charter Aspect L.P.
  Aspect Capital Limited
Morgan Stanley Charter Graham L.P.
  Graham Capital Management, L.P.
Morgan Stanley Charter WCM L.P.
  Winton Capital Management Limited
Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:
MANAGEMENT FEE. Charter Aspect, Charter Graham, and Charter WCM each pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2% (a 2% annual rate) of the Partnership's Net Assets under management by each trading advisor as of the first day of each month.
  Charter Campbell pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2.65% (a 2.65% annual rate) of the Partnership's Net Assets under management as of the first day of each month.
INCENTIVE FEE. Each Partnership's incentive fee is equal to 20% of trading profits paid on a monthly basis.
  Trading profits represent the amount by which profits from futures, forwards, and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, the trading advisor must recover such losses before that trading advisor is eligible for an incentive fee in the future. MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(concluded)
  Charter Aspect and Charter WCM pays incentive fees to Aspect and Winton, respectively, based upon the performance of each trading advisor beginning December 1, 2006 without regard to any losses incurred by the prior trading advisor(s).
Managed futures investments are speculative, involve a high degree of risk, use significant leverage, are generally illiquid, have substantial charges, are subject to conflicts of interest, and are suitable only for the risk capital portion of an investor's portfolio. Before investing in any managed futures investment, qualified investors should read the prospectus or offering documents carefully for additional information with respect to charges, expenses, and risks. Past performance is no guarantee of future results.
This report is based on information from multiple sources and Morgan Stanley makes no representation as to the accuracy or completeness of information from sources outside of Morgan Stanley.
                    Demeter Management Corporation
                    522 Fifth Avenue, 13/th/ Floor
                    New York, NY 10036
[LOGO] Morgan Stanley
ADDRESS SERVICE REQUESTED
[LOGO] printed on recycled paper
CHT 38280-09
                                   PRESORTED
                               FIRST CLASS MAIL
                                 U.S. POSTAGE
                                     PAID
                                  PERMIT #374
                                 LANCASTER, PA